UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42682

Youlife Group Inc.

(Exact name of registrant as specified in its charter)

Room C431, Changjiang Software Park

No.180 South Changjiang Road

Baoshan District, Shanghai 201900

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Early Termination of Lock-Up Arrangement for Certain Shareholders

On December 17, 2025, the board of directors (the “Board”) of Youlife Group Inc. (the “Company”) has approved the early termination of lock-up restrictions for certain shares held by certain shareholders of up to 4,239,811 Class A ordinary shares (the “Early Termination”).

The Early Termination applies only to such specified number of shares held by such shareholders, and all other shareholders remain subject to their existing lock-up restrictions until their original expiration dates or unless an applicable exception to the restrictions applies.

The decision to approve the Early Termination was made by the Board following a review of several factors, including current market conditions and the long-term interests of the Company and its shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youlife Group Inc.

By:	/s/ Yunlei Wang
Name:	Yunlei Wang
Title:	Chairman and Chief Executive Officer

Date: December 17, 2025

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